                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   -----------




                                    FORM 8-A



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                            MICRO LINEAR CORPORATION
        -----------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



                Delaware                                  94-2910085
----------------------------------------       ---------------------------------
(State of incorporation or organization)       (IRS Employer Identification No.)


                              2092 Concourse Drive
                               San Jose, CA 95131
               (Address of principal executive offices) (Zip Code)

                                   -----------


Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class                    Name of each exchange on which
           to be so registered                    each class is to be registered
           -------------------                    ------------------------------

                  None                                          None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)

Item 1. Description of Securities to be Registered.

        On July 28, 1998, the Board of Directors of Micro Linear Corporation (the "Company") declared a dividend of one right (a "Right") to purchase one share of the Company's Series A Participating Preferred Stock ("Series A Preferred"), for each outstanding share of Common Stock ("Common Shares") of the Company. The Rights are being issued pursuant to a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent") The dividend is payable on August 31, 1998 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one share of Series A Preferred at an exercise price of $30.00 (the "Purchase Price"), subject to adjustment.

        The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 3 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

        The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the

Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

        The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by the Company's Board of Directors) following the commencement of, or announcement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

Issuance of Rights Certificates; Expiration of Rights

        As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) August 13, 2008 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

        Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth (0.001) of a share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exer-cisable under this provision or as described below.

Right to Buy Company Common Shares

        Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock

        Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not thereto fore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

        At any time after the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right. However, if a majority of the Company's Board of Directors is elected by stockholder action by written consent, then for a period of 180 days following such election the Rights cannot be exchanged if such exchange is reasonably likely to have the purpose or effect of facilitating an acquisition of the Company by a person or entity who proposed, nominated or supported a director of the Company so elected by written consent (an "Interested Person").

Redemption

        At any time on or prior to the close of business on the earlier of (i) the Distribution Date, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. However, if a majority of the Company's Board of Directors is elected by stockholder action by written consent, then for a period of 180 days following such election the

Rights cannot be redeemed if such redemption is reasonably likely to have the purpose or effect of facilitating an acquisition of the Company by an Interested Person.

Adjustments to Prevent Dilution

        The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement.

Cash Paid Instead of Issuing Fractional Shares

        No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Stockholders' Rights Prior to Exercise

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

        The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order (i) to cure any ambiguities, (ii) to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (iii) to shorten or lengthen any time period hereunder or
(iv) to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person). However, if a majority of the Company's Board of Directors is elected by stockholder action by written consent, then for a period of 180 days following such election the Rights Agreement cannot be amended in any manner reasonably likely to have the purpose or effect of facilitating an acquisition of the Company by an Interested Person. The Rights Agreement may not be supplemented or amended to lengthen, pursuant to clause (iii) of the prior sentence, (A) the time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, an/or the benefits to, the holders of Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Rights and Preferences of Series A Preferred

        Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Shares plus an amount equal to any accrued and unpaid dividends on the Series A Preferred. Each share of Series A Preferred will have 1,000 votes, and will vote together with the Common Shares. In the event of any merger, consolidation or other transaction in which the

Common Shares are changed or exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per Common Share.

        Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-takeover Effects

        The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

        The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.01 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

        Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

        However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2. Exhibits.

        1.  Specimen certificate for the Company's Common Stock.*

        2.  Certificate of Incorporation.*

        3.  Certificate of Designation of Series A Participating Preferred
            Stock.

        4. Preferred Shares Rights Agreement, dated as of August 13, 1998 between Micro Linear Corporation and American Stock Transfer & Trust Company, including the Rights Certificate and the Summary of Rights attached thereto as Exhibits B and C, respectively.

------------------------

* Incorporated by reference to the Company's Registration Statement on Form S-1 (file no. 33-83546) declared effective with the Securities and Exchange Commission on October 13, 1994.

                                    SIGNATURE


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.






                                       MICRO LINEAR CORPORATION


Date:  August 13, 1998
                                       By: /s/Arthur B. Stabenow
                                           ____________________________________
                                              Arthur B. Stabenow,
                                              Chief Executive Officer